                      July 13, 2007

Mr. William Thompson
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:
FirstEnergy Corp., File No. 333-21011
Ohio Edison Company, File No. 1-2578
The Cleveland Electric Illuminating Company, File No. 1-2323
The Toledo Edison Company, File No. 1-3583
Metropolitan Edison Company, File No.  1-446
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 28, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2007

Dear Mr. Thompson:

This letter is in response to your further correspondence dated July 10, 2007 regarding your review of the filings by FirstEnergy Corp. and its subsidiaries, Ohio Edison Company, The Cleveland Electric Illuminating Company, The Toledo Edison Company and Metropolitan Edison Company, on Form 10-K for the fiscal year ended December 31, 2006 and Form 10-Q for the fiscal quarter ended March 31, 2007.  Your comment is indicated below in italics, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2006

Consolidated Statements of Cash Flows, page 58

1.
We reviewed your response to comment one in our letter dated June 11, 2007.  In accordance with paragraphs 12 and 13 of SFAS 95, certain items may qualify for net reporting if their turnover is quick, their amounts are large, and their original maturities are three months or less.  Unless your investments meet such criteria, please revise your statements of cash flows in future filings to present purchases of investments and proceeds from the sale of investments on a gross basis.

Response:  FirstEnergy will present purchases of investments and proceeds from the sale of investments on a gross basis in the statements of cash flows in future filings unless the criteria described above for reporting on a net basis are applicable.

*  *  *  *

Mr. William Thompson
July 13, 2007

FirstEnergy Corp. hereby acknowledges that:

•
FirstEnergy is responsible for the adequacy and accuracy of the disclosures relating to its annual report on Form 10-K for the year ended December 31, 2006 and its Form 10-Q for the quarter ended March 31, 2007;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	FirstEnergy may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

I would be happy to discuss this response with you in more detail.  Please feel free to call me (330-384-5296) or Lisa S. Wilson, Senior Assistant Controller (330-384-5367) with any further questions you may have.  I appreciate your assistance in ensuring our compliance with the Commission’s disclosure requirements.

Sincerely,

Harvey L. Wagner Vice President, Controller and Chief Accounting Officer

HLW:dlc

cc:	Sarah Goldberg Staff Accountant Securities and Exchange Commission
Anthony J. Alexander Richard H. Marsh Leila L. Vespoli